MANSE USA LLC
100 Bogart St.
Brooklyn, NY 11206

January 13, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	Manse USA LLC
Offering Statement on Form 1-A — Request for Qualification
File No. 024-12547

Dear Ms. Pandit and Ms. Ransom,

MANSE USA LLC (the “Company”) understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above-referenced Offering Statement on Form 1-A (the “Offering Statement”). Consequently, we hereby respectfully request that the Commission issue an accelerated qualification order for the Offering Statement, so that it may be qualified on January 20, 2025 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

●	Should the Offering Statement be declared qualified, such qualification will not foreclose the Commission from taking any action with respect to the Offering Statement.

●	The declaration of the Offering Statement as qualified does not relieve the Company from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement.

●	The Company may not assert the lack of comment by Commission staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb